Exhibit (a)(1)(E)
McAfee, Inc.
Confirmation Email to Employees Who Elect
to Participate in the Offer to Amend

TO:	[EMPLOYEE NAME/EMAIL ADDRESS]
FROM:	tender_offer@mcafee.com
DATE:	[DATE]
SUBJECT:	Confirmation of Election to Participate in the Offer to Amend
     This email is to inform you that McAfee, Inc. (“McAfee”) has received your Election Form by which you voluntarily elected to amend all of your eligible options in accordance with the terms and conditions set forth in the Offer to Amend the Exercise Price of Certain Options (the “Offer to Amend”). Upon amendment of your eligible options, the exercise price per share of such stock options will equal the fair market value per share of the underlying stock on the revised measurement date.
     If you change your mind about participating in the offer, you may withdraw your election as to all of your eligible options. You must properly complete a new Election Form withdrawing your election and submit it by fax or electronically via the email from tender_offer@mcafee.com dated January 4, 2008, on or before the expiration date. For submissions by fax, you may fax your Election Form to Charles Deaton at (972) 987-2047. Please note that you will be bound by the last properly submitted Election Form we receive on or before the expiration date. The expiration date is expected to be 11:00 p.m., Central Time, on February 1, 2008, unless we extend the offer. Responses submitted by any other means, including hand delivery, United States mail, Canadian post and Federal Express (or similar delivery service) are not permitted.
     If you have questions concerning the submission of your Election Form, you may email tender_offer@mcafee.com.
     Please note that our receipt of your Election Form is not by itself an acceptance of the options. For purposes of the offer, McAfee will be deemed to have accepted options with respect to which proper elections have been made and not properly withdrawn as of the date when McAfee gives written notice to McAfee employees generally of its acceptance of such options, which notice may be made by press release, email or other method of communication. McAfee’s formal acceptance is expected to take place promptly after the expiration date.

McAfee, Inc.
Confirmation Email to Employees Who Withdraw
Their Election to Participate in the Tender Offer or
Who Decline to Participate in the Tender Offer

TO:	[EMPLOYEE NAME/EMAIL ADDRESS]
FROM:	tender_offer@mcafee.com
DATE:	[DATE]
SUBJECT:	Confirmation of Election to Withdraw Participation in the Offer to Amend [Alternatively, “Confirmation of Election Not to Participate in the Offer to Amend”]
     This email is to inform you that McAfee has received your Election Form by which you rejected McAfee’s offer to amend all of your eligible options in accordance with the terms and conditions set forth in the Offer to Amend the Exercise Price of Certain Options (“Offer to Amend”).
     As outlined in the email from tender_offer@mcafee.com dated January 4, 2008, and in other employee communications, Section 409A of the U.S. Internal Revenue Code of 1986, as amended (“Section 409A”), with respect to U.S. taxpayers, and paragraph 110(1)(d) of the Income Tax Act (Canada) or Quebec tax legislation, with respect to Canada taxpayers, impose certain adverse personal tax consequences on stock options that were granted with an exercise price per share less than the fair market value per share of the stock on the date of grant (the “discount options”). For U.S. taxpayers, the adverse personal tax consequences only apply to such stock options which vest after December 31, 2004. For U.S. taxpayers, the adverse personal tax consequences under Section 409A may include federal income taxation at vesting (whether the stock options are exercised or not), an additional 20% federal penalty tax, and interest charges. In addition, there may be substantial state tax liabilities related to the discount options. For Canada taxpayers, these consequences include the loss of preferential tax treatment on the discount options. It has been determined that certain of your stock options may be affected by Section 409A or may not be eligible for preferential tax treatment in Canada because they are discount options.
     By electing not to participate in the offer and therefore not to amend these options, such options will be subject to the adverse personal tax consequences under Section 409A or may lose preferential tax treatment under Canadian tax laws. If you change your mind about participation in the offer, you may elect to accept the terms of the offer with respect to all of your eligible options by faxing or submitting electronically a new, properly completed and signed Election Form on or before the expiration date. For submissions by fax, you may fax your Election Form to Charles Deaton at (972) 987-2047. Please note that you will be bound by the last properly submitted Election Form we receive on or before the expiration date. Responses submitted by any other means, including United States mail, Canadian post, Federal Express (or similar delivery service), and hand delivery, are not permitted. The expiration date is 11:00 p.m. Central Time on February 1, 2008, unless we extend the offer.
     Our receipt of your election form is not by itself an acceptance of your options. We will be deemed to have accepted options with respect to which proper elections have been made and are not properly withdrawn as of the time when we give written notice to the option holders generally of our acceptance of options. We may issue this notice of acceptance by press release, email or other methods of communication.
     If you are unable to print your Election Form, or if you have questions concerning the submission of your Election Form, you may email tender_offer@mcafee.com.